Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (a)
(in millions)

	2009	2008	2007	2006	2005
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles	$3,026	$(14,498)	$(3,857)	$(15,079)	$1,054
Less: Equity in net (income)/loss of affiliated companies included in income/(loss) before income taxes (b)	(151)	(177)	(412)	(426)	(303)
Adjusted income/(loss)	2,875	(14,675)	(4,269)	(15,505)	751
Adjusted fixed charges (c)	7,291	10,403	11,649	9,325	9,091
Earnings/(Losses)	$10,166	$(4,272)	$7,380	$(6,180)	$9,842

Combined Fixed Charges
Interest expense (d)	$6,858	$9,858	$11,089	$8,845	$8,484
Interest portion of rental expense (e)	261	325	348	329	514
Total combined fixed charges	$7,119	$10,183	$11,437	$9,174	$8,998

Ratios
Ratio of earnings to combined fixed charges	1.4	(f)	(f)	(f)	1.1
_____________
(a)	Discontinued operations are excluded from all amounts. There were no preferred stock dividends in the periods displayed.

(b)	Excludes any impairments or writedowns that are included in Equity in net income/(loss) of affiliated companies shown on the statement of operations.

(c)
Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from affiliated companies as well as amortization of capitalized interest.  (Capitalized interest (in millions): 2009 - $29; 2008 - $53; 2007 - $51; 2006 - $58; 2005 - $67)

(d)	Includes interest, as shown on our statement of operations, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Earnings/(Losses) were inadequate to cover fixed interest charges by (in billions): 2008 — $14.5; 2007 — $4.1; 2006 — $15.4.